UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 9, 2004

Mr. Mark Katzelnick
SVP & Treasurer
National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281

Re: Application to Establish an Omnibus Account

Dear Mr. Katzelnick:

We have received your letter dated January 7, 2004, in which you request on behalf of National Financial Services LLC ("Applicant") that seven omnibus accounts be designated as good control locations for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. The Applicant will begin clearing by wave (see attached list) the customer securities accounts of the listed firms, which currently clear their customer accounts through Correspondent Services Corporation clearing through UBS Financial Services, Inc. ("Delivering Firm"). The Applicant is converting ten waves, but three conversions have been completed. The remaining seven waves will be numbered as waves four through ten. A separate omnibus account will be established for each of the seven waves. For each wave, each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus accounts at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus accounts that have been designated as control locations will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Tom McGowan

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/mbs

Correspondent Name	Date	Wave
B.C. ZEIGLER & COMPANY	01/12/2004	4
C. P. BAKER & CO.	01/12/2004	4
EAGLE GATE SECURITIES, INC.	01/12/2004	4
FOSTER SECURITIES	01/12/2004	4
GGET, LLC	01/12/2004	4
GIRARD SECURITIES, INC.	01/12/2004	4
LARADORBECKER SECURITIES CO	01/12/2004	4
NBGI SECURITIES, INC.	01/12/2004	4
PACIFIC GROWTH EQUITIES, LLC	01/12/2004	4
POLCARI WEICKER GARBAN CORP.	01/12/2004	4
SAFECO INVESTMENT SVCS INC.	01/12/2004	4
SUNSET FINANCIAL SERVICES, INC	01/12/2004	4
THE WINCHESTER GROUP, INC.	01/12/2004	4
TORREY PINES SECURITIES, INC.	01/12/2004	4
BOSTON INSTITUTIONAL SRVCS INC	02/09/2004	5
CASEY PROFESSIONAL SERVICES	02/09/2004	5
DIRECT TRADING INSTITUTIONAL	02/09/2004	5
GORDON, HASKETT & CO.	02/09/2004	5
GORDON, HASKETT CAPITAL CORP.	02/09/2004	5
I.C.T.I	02/09/2004	5
LEVCO SECURITIES, INC.	02/09/2004	5
MORGAN WILSHIRE SECS. PTY LTD.	02/09/2004	5
MORGAN WILSHIRE SECURITIES INC	02/09/2004	5
T.S. PHILLIPS INVESTMENTS INC.	02/09/2004	5
ALETHEIA SECURITIES, INC.	03/08/2004	6
AXA ADVISORS, LLC	03/08/2004	6
BATEMAN EICHLER & CO., LLC	03/08/2004	6
FINANCIAL CONSULTANT GROUP LLC	03/08/2004	6
FINANCORP GROUP INTL. CORP.	03/08/2004	6
MONARCH FINANCIAL CORP. OF AMER	03/08/2004	6
NUTMEG SECURITIES, LTD.	03/08/2004	6
ORD MINETT LTD.	03/08/2004	6
PRAIRIE BROKERAGE/GKB	03/08/2004	6
SUNSTATE EQUITY TRADING	03/08/2004	6
TEJAS SECURITIES GROUP, INC.	03/08/2004	6
TERRANOVA	03/08/2004	6
UST SECURITIES CORP.	03/08/2004	6
UTENDAHL CAPITAL PARTNERS LP	03/08/2004	6
WARFIELD ASSOCIATES, INC.	03/08/2004	6
ARTHURS, LESTRANGE & CO., INC.	04/05/2004	7
CHEEVERS & CO., INC.	04/05/2004	7
FIRST SOUTHEASTERN SECURITIES	04/05/2004	7
FRANK RUSSELL SECURITIES, INC.	04/05/2004	7
FULCRUM GLOBAL PARTNERS, LLC	04/05/2004	7
JOSEPH GUNNAR & CO., LLC	04/05/2004	7
MELHADO FLYNN & ASSOCIATES INC.	04/05/2004	7

OXFORD FINANCIAL GROUP	04/05/2004	7
PRO-INTEGRITY SECURITIES, INC.	04/05/2004	7
WALL STREET SECURITIES S.A.	04/05/2004	7
ALLEN & CO. OF FLORIDA, INC.	04/26/2004	8
C.E. UNTERBERG TOWBIN	04/26/2004	8
C.E. UNTERBERG TOWBIN	04/26/2004	8
FCG ADVISORS, LLC	04/26/2004	8
FELTL & COMPANY	04/26/2004	8
FOX, PITT KELTON, INC.	04/26/2004	8
KOVACK SECURITIES INC.	04/26/2004	8
MV SECURITIES GROUP, INC.	04/26/2004	8
PROSPERA FINANCIAL SERVICES	04/26/2004	8
THE JEFFREY MATTHEWS FIN. GRP	04/26/2004	8
THE SHEMANO GROUP INC.	04/26/2004	8
WESTROCK ADVISORS, INC.	04/26/2004	8
BALDWIN, ANTHONY & MCINTYRE SEC.	05/17/2004	9
FINANCIAL WEST GROUP, INC.	05/17/2004	9
MOORS & CABOT, INC.	05/17/2004	9
PAULSON INVESTMENT COMPANY, INC.	05/17/2004	9
VFINANCE INVESTMENTS, INC.	05/17/2004	9
WILLIAMS FINANCIAL GROUP	05/17/2004	9
INVESTACORP, INC. ,	06/12/2004	10
LADENBURG THALMANN & CO., INC.	06/12/2004	10
SEIDLER COMPANIES	06/12/2004	10
SMITH HAYES FINC'L SVCS CORP.	06/12/2004	10

Fidelity Investments

NATIONAL FINANCIAL
Services LLC

National Financial Services LLC
200 Liberty St., NY5A5
NY, NY 10281

Telephone (212) 335-5203

Mr. Michael Macchiaroli

January 7, 2004

Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW. Stop 10-1
Washington, DC. 20549
By FAX 202-942-9553 original to follow

Dear Mr. Macchiaroli:

Pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(c)(7), this letter constitutes this firm's request to have securities carried in separate omnibus accounts used for the transfer of customer accounts to be considered a control location for a period of 30 business days from the date that an account is entered on our books and records.

National Financial Services LLC (NFS LLC) has acquired Correspondent Services Corporation (CSC) from UBS Financial Services. As such, NFS LLC will begin clearing the customer securities accounts belonging to the CSC correspondent firms by Wave (See attached list) on a fully disclosed basis.

Currently, these firms clear their customer securities accounts on a fully disclosed basis through CSC clearing through UBS Financial Services, Inc. Accordingly, the accounts will be transferred to NFS LLC from CSC clearing through UBS Financial Services, Inc. via tape to tape conversions pursuant to the attached conversion schedule. Since a series of conversions will be needed to fully convert all the Customer Accounts, there is a possibility that the firms listed in the attached schedule may move to a different wave or may opt to convert to a different clearing provider. As such, NFS LLC will provide the SEC a final conversion list as each wave is finalized. The list will be cumulative and sent on or about each of the respective conversion dates.

NFS LLC periodically utilizes omnibus accounts to facilitate the prompt and orderly transfer of customer accounts in bulk from another broker-dealer. In conjunction with these conversions, NFS LLC: Assumes the responsibility to clear all transactions in the customer accounts being transferred;

Michael Macchiaroli
January 7, 2004

Will reflect on its books and records all securities positions and money balances previously held by the delivering broker-dealer, with any securities not yet transferred "located" in the omnibus account;

Will maintain possession or control of all fully paid and excess margin securities held long and treats any money balances as customer related in the weekly reserve formula, and

Will obtain written assurances from the delivering broker-dealer that it will: (i) for the purposes of Rule 15c3-3 treat the omnibus account as fully paid securities; and (ii) promptly deliver the securities to NFS LLC.

In order for NFS LLC to be in compliance with the possession and control requirements of SEC Rule 15c3-3, it is necessary for the omnibus account to be considered a control location. Accordingly, we respectfully request that the Commission designate this account as a control location as defined in Rule 15c3-3.

Please contact Giulio Frasciello at (212) 335-5203 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Very truly yours,

Mark Katzelnick
SVP & Treasurer
(212) 335-5549

SH:sp

Conversion Schedule

The following firms will convert on or about the following dates (Note: Waves 1, 2 and 3 were completed and separate SEC approval letters were obtained):

Correspondent Name	*Date*	*Wave*
ALL FUNDS INC.	10/20/2003	1
BRITTINGHAM, INC.	10/20/2003	1
CARTY & COMPANY, INC.	10/20/2003	1
FOX & COMPANY INVESTMENTS, INC.	10/20/2003	1
GUNNALLEN FINANCIAL, INC.	10/20/2003	1
J. ALDEN ASSOCIATES, INC.	10/20/2003	1
MARQUETTE DE BARY & CO., INC.	10/20/2003	1
ROBERT BRANDT	10/20/2003	1
S.B.K. BROOKS INVESTMENT CORP.	10/20/2003	1
U.S. SECURITIES INTERNATIONAL CORP.	10/20/2003	1
CARROLL & KOSTER N.V.	11/17/2003	2
CHARLES SCHWAB & CO., INC.	11/17/2003	2
GILBERT, DONIGER & CO., INC.	11/17/2003	2
HEIGHTS PARTNERS, INC.	11/17/2003	2
INTERPACIFIC INVEST. SVCS. INC.	11/17/2003	2
JFD SECURITIES, INC.	11/17/2003	2
SLL SECURITIES, INC.	11/17/2003	2
SURETY FINANCIAL SERVICES	11/17/2003	2
BROCKINGTON SECURITIES, INC.	12/08/2003	3
CARIS & COMPANY, INC.	12/08/2003	3
FLORIDA ATLANTIC SEC CORP	12/08/2003	3
GARBAN CORPORATES LLC	12/08/2003	3
GARRETT NAGLE & CO., INC.	12/08/2003	3
INTERCAPITAL SECURITIES LLC	12/08/2003	3
KAUFMAN BROS., L.P.	12/08/2003	3
LEEB BROKERAGE SERVICES, INC.	12/08/2003	3
MDB CAPITAL GROUP, LLC	12/08/2003	3
MELVIN SECURITIES	12/08/2003	3
NEOVEST TRADING, INC.	12/08/2003	3
PORTFOLIO RESOURCES GRP. INC	12/08/2003	3
PUNK, ZIEGEL & COMPANY	12/08/2003	3
WESTFIELD BAKERINK BROZAK, LLC	12/08/2003	3
B.C. ZEIGLER & COMPANY	01/12/2004	4
C. P. BAKER & CO.	01/12/2004	4
EAGLE GATE SECURITIES, INC.	01/12/2004	4
FOSTER SECURITIES	01/12/2004	4
GGET, LLC	01/12/2004	4
GIRARD SECURITIES, INC.	01/12/2004	4
LARADORBECKER SECURITIES CO	01/12/2004	4
NBGI SECURITIES, INC.	01/12/2004	4
PACIFIC GROWTH EQUITIES, LLC	01/12/2004	4
POLCARI WEICKER GARBAN CORP.	01/12/2004	4
SAFECO INVESTMENT SVCS INC.	01/12/2004	4

SUNSET FINANCIAL SERVICES, INC	01/12/2004	4
THE WINCHESTER GROUP, INC.	01/12/2004	4
TORREY PINES SECURITIES, INC.	01/12/2004	4
BOSTON INSTITUTIONAL SRVCS INC	02/09/2004	5
CASEY PROFESSIONAL SERVICES	02/09/2004	5
DIRECT TRADING INSTITUTIONAL	02/09/2004	5
GORDON, HASKETT & CO.	02/09/2004	5
GORDON, HASKETT CAPITAL CORP.	02/09/2004	5
I.C.T.I	02/09/2004	5
LEVCO SECURITIES, INC.	02/09/2004	5
MORGAN WILSHIRE SECS. PTY LTD.	02/09/2004	5
MORGAN WILSHIRE SECURITIES INC	02/09/2004	5
T.S. PHILLIPS INVESTMENTS INC.	02/09/2004	5
ALETHEIA SECURITIES, INC.	03/08/2004	6
AXA ADVISORS, LLC	03/08/2004	6
BATEMAN EICHLER & CO., LLC	03/08/2004	6
FINANCIAL CONSULTANT GROUP LLC	03/08/2004	6
FINANCORP GROUP INTL. CORP.	03/08/2004	6
MONARCH FINANCIAL CORP. OF AMER	03/08/2004	6
NUTMEG SECURITIES, LTD.	03/08/2004	6
ORD MINETT LTD.	03/08/2004	6
PRAIRIE BROKERAGE/GKB	03/08/2004	6
SUNSTATE EQUITY TRADING	03/08/2004	6
TEJAS SECURITIES GROUP, INC.	03/08/2004	6
TERRANOVA	03/08/2004	6
UST SECURITIES CORP.	03/08/2004	6
UTENDAHL CAPITAL PARTNERS LP	03/08/2004	6
WARFIELD ASSOCIATES, INC.	03/08/2004	6
ARTHURS, LESTRANGE & CO., INC.	04/05/2004	7
CHEEVERS & CO., INC.	04/05/2004	7
FIRST SOUTHEASTERN SECURITIES	04/05/2004	7
FRANK RUSSELL SECURITIES, INC.	04/05/2004	7
FULCRUM GLOBAL PARTNERS, LLC	04/05/2004	7
JOSEPH GUNNAR & CO., LLC	04/05/2004	7
MELHADO FLYNN & ASSOCIATES INC.	04/05/2004	7
OXFORD FINANCIAL GROUP	04/05/2004	7
PRO-INTEGRITY SECURITIES, INC.	04/05/2004	7
WALL STREET SECURITIES S.A.	04/05/2004	7
ALLEN & CO. OF FLORIDA, INC.	04/26/2004	8
C.E. UNTERBERG TOWBIN	04/26/2004	8
C.E. UNTERBERG TOWBIN	04/26/2004	8
FCG ADVISORS, LLC	04/26/2004	8
FELTL & COMPANY	04/26/2004	8
FOX, PITT KELTON, INC.	04/26/2004	8
KOVACK SECURITIES INC.	04/26/2004	8
MV SECURITIES GROUP, INC.	04/26/2004	8
PROSPERA FINANCIAL SERVICES	04/26/2004	8
THE JEFFREY MATTHEWS FIN. GRP	04/26/2004	8
THE SHEMANO GROUP INC.	04/26/2004	8
WESTROCK ADVISORS, INC.	04/26/2004	8
BALDWIN, ANTHONY & MCINTYRE SEC.	05/17/2004	9

FINANCIAL WEST GROUP, INC.	05/17/2004	9
MOORS & CABOT, INC.	05/17/2004	9
PAULSON INVESTMENT COMPANY, INC.	05/17/2004	9
VFINANCE INVESTMENTS, INC.	05/17/2004	9
WILLIAMS FINANCIAL GROUP	05/17/2004	9
INVESTACORP, INC.	06/12/2004	10
LADENBURG THALMANN & CO., INC.	06/12/2004	10
SEIDLER COMPANIES	06/12/2004	10
SMITH HAYES FINC'L SVCS CORP.	06/12/2004	10

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*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	1069
CONNECTION TEL	912029429553
SUBADDRESS	
CONNECTION ID	RISK MGMNT/CTL
ST. TIME	01/08 16:05
USAGE T	03'10
PGS.	6
RESULT	OK

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	9564
CONNECTION TEL	212 267 7390
CONNECTION ID	FIDELITY INV.
ST. TIME	01/08 15:20
USAGE T	03'33
PGS.	7
RESULT	OK